UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2022
Commission File Number: 001-35783

Alamos Gold Inc.
(Translation of registrant’s name into English)

181 Bay Street, Suite 3910
Toronto, Ontario, Canada
M5J 2T3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐           Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐             No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .
The information contained in Exhibits 99.2 and 99.3 of this Form 6-K is incorporated by reference into the registrant’s registration statement on Form S-8: File No. 333-206182.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Alamos Gold Reports Third Quarter 2022 Results
99.2	Management’s Discussion and Analysis
99.3	Unaudited Condensed Interim Consolidated Financial Statements
99.4	Form 52 - 109F2 - Certification of Interim Filings - CEO
99.5	Form 52 - 109F2 - Certification of Interim Filings - CFO

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alamos Gold Inc.
Date: October 27, 2022
	By:	/s/ Scott Parsons
	Name:	Scott Parsons
	Title:	Vice President, Investor Relations